October 2, 2006


Stephen Krikorian, Account Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

RE:     PAR Technology Corporation
        Form 10-Q for Fiscal Quarter Ended June 30, 2006
        File No. 001-09720

Dear Mr. Krikorian:

     This letter reflects PAR Technology Corporation's responses to the comments contained in the letter from the Commission's Staff (the "Staff") to John Sammon, Jr. dated September 5, 2006. The response set forth below has been organized in the same manner in which the Staff's comment was presented in the Staff's letter.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 4.  Controls and Procedures

COMMENT 1.     We note your  disclosure  that you carried out an  evaluation  of internal control over financial reporting, in addition to your evaluation of disclosure controls and procedures, as of the end of the period covered by the report. Tell us the nature of this evaluation of internal control over financial reporting. If you have made more frequent assessments of internal controls over financial reporting than the annual requirement of Rule 13a-15(c) of the Exchange Act of 1934, revise to include all disclosures required by Item 308 of Regulation S-K.

 RESPONSE 1.   We  acknowledge  the  existence  in our Form 10-Q for the  period ended June 30, 2006, of an inadvertent statement that we had "carried out an evaluation of the effectiveness of disclosure controls and procedures ... and internal control over financial reporting ... ." An evaluation of disclosure controls and procedures was, in fact, conducted; however we have not conducted a more frequent assessment of internal control over financial reporting since our evaluation conducted as of December 31, 2005.
               Indeed, all other aspects of the disclosure refer solely to the evaluation of disclosure controls and procedures. In future quarterly filings, the Company will modify its disclosure to include only the evaluation of disclosure controls and procedures as required under S-K Item 308, as applicable.

     Please contact me at (315) 738-0600, should you require additional information or have questions regarding this letter.

                                          Very truly yours,

                                          PAR TECHNOLOGY CORPORATION


                                          By: /s/Ronald J. Casciano
                                          -------------------------
                                              Ronald J. Casciano
                                              Vice President,
                                              Chief Financial Officer
                                              and Treasurer